                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment 2)*

                      CHICAGO BRIDGE & IRON COMPANY N.V.
                               (Name of Issuer)

                       Common Stock, par value NLG 0.01
                        (Title of Class of Securities)

                                  N19808 109
                                (CUSIP Number)

                              Ronald Basso, Esq.
                  Buchanan Ingersoll Professional Corporation
                         One Oxford Center, 20th Floor
                               301 Grant Street
                             Pittsburgh, PA 15219
                                (412)-562-8800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 18, 2001

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

_________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP: N19808 109

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      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

      Pitt-Des Moines, Inc.
      I.R.S. IDENTIFICATION NO: 25-0729430
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS 2(d)
      OR 2(e)                               [X]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Pennsylvania
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                          SOLE VOTING POWER
                     7
     Number of
                          0
      Shares       -----------------------------------------------------------
                          SHARED VOTING POWER
   Beneficially      8

     Owned by             N/A
                   -----------------------------------------------------------
       Each               SOLE DISPOSITIVE POWER
                     9
    Reporting
                          N/A
      Person       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       With          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      0 shares
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                          [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      N/A
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      CO
------------------------------------------------------------------------------

     This Amendment No. 2 is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the Reporting Person and refers only to information which has materially changed since the filing of Schedule 13D Amendment No. 1 by the Reporting Person on April 10, 2001. The items identified below are amended to add the information as set forth below. Capitalized terms not otherwise defined have the meanings ascribed to them in the original Schedule 13D filed by the Reporting Person on February 20, 2001.

Item 4.  Purpose Of Transaction

     On June 18, 2001, the Issuer exercised its call rights on the remaining 2,040,816 CB&I Shares owned by the Reporting Person. The Reporting Person received $35 million in net proceeds from the Issuer in the disposition of the 2,040,816 CB&I Shares. As a result of this transaction, the Reporting Person no longer owns any CB&I Shares.

     The Asset Purchase Agreement was amended as of May 31, 2001. The amendment is attached hereto as an Exhibit.

     A letter agreement was executed May 31, 2001 by and between the Issuer and the Reporting Person amending certain sections of the Shareholder Agreement. The letter agreement is attached hereto as an Exhibit.

Item 5.  Interest In Securities Of The Issuer

     The information contained in Item 4 is incorporated herein by this reference.

     (a)     Number of Shares Beneficially Owned:             0

             Percent of Class                                 N/A

     (b)     Sole Power to Vote, Direct the Vote of,          0
             or Dispose of Shares:

     (c)     Recent Transactions                              See Item 4.

     (d)     Rights with Respect to Dividends or              N/A
             Sales Proceeds:

     (e)     Date of Cessation of Five Percent                N/A
             Beneficial Ownership:


Item 7.  Material To Be Filed As Exhibits

1. Letter Agreement, dated as of May 31, 2001, by and among Pitt-Des Moines, Inc. and Chicago Bridge & Iron Company N.V.

2. Amendment No. 2 to Asset Purchase Agreement, dated as of May 31, 2001, by and among Pitt-Des Moines, Inc., Chicago Bridge & Iron Company N.V. and CB&I Constructors, Inc.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2001                /s/ R. A. Byers
                                    -----------------------------
                                           R. A. Byers
                                           Vice President, Finance and Treasurer

                                       4